

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

November 25, 2009

Mr. Kevin Nichols
Chief Executive Officer
Essense Water, Inc.
3638 N Rancho Drive
Las Vegas, Nevada 89130

> **Re:** **Essense Water, Inc.**
> **Form S-1**
> **Filed November 3, 2009**
> **File No. 333-162824**

Dear Mr. Nichols:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form S-1 filed November 3, 2009

Calculation of Registration Fee

1.   We do not understand your reliance on Rule 416 or reference to conversion of preferred stock. You do not appear to have any authorized preferred stock. Please remove note one to the fee table or advise.

Prospectus Cover Page

2.   Please provide the disclosure required by Item 501(b)(3) of Regulation S-K.

Dealer Prospectus Delivery Obligation, page i

3. Please move the dealer prospectus delivery obligation to the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

4. Please add summary disclosure that you will need to raise a minimum of $20,000 in this offering to meet your cash requirements for six months, as disclosed on page 23. Revise your prospectus to clarify your plans if you are unable to raise $20,000 in this offering.

Termination of the offering, page 2

5. Please reconcile the 90-day termination period disclosed on page 2 with the 270-day termination period disclosed on page 16. Further, the summary disclosure appears to provide for an unspecified termination date for the offering as the offering may end only upon the sale of 8 million shares, which may occur after the 90 or 180 day period, if ever. Please revise. Please also disclose the termination date of the offering on the prospectus cover page.

Risk Factors, page 3

6. Please remove the statement that "[t]he risks described below are the ones we believe are most important for you to consider." All material risks should be described in this section. If risks are not deemed material, then they should not be referenced.

7. Please add a risk factor discussing your current lack of a product or formula.

8. Please add risk factor disclosure addressing any adverse effects if you receive limited funding from this offering.

Use of Proceeds, page 12

9. Please provide the uses and dollar amounts assuming you receive a nominal amount of proceeds from your offering. We note your disclosure on page 23 that you will need a minimum of $20,000 from this offering to meet your cash requirements for six months.

10. Disclose the amount intended to be used to repay Mr. Nichols, as disclosed on page 25, and the information required by Instruction 4 to Item 504 of Regulation S-K.

11.   Please reconcile the amount of offering expenses with the amount shown in Part II of the registration statement.

12.   We note the last sentence regarding estimates. Please clarify whether you are reserving the right to change the uses of proceeds. If yes, please provide the disclosure required by Instruction 7 to Item 504 of Regulation S-K.

Dilution, page 13

13.   Please also disclose dilution based on a nominal amount of sales in your offering.

Plan of Distribution, page 14

14.   You state on page 14 that your shares "may be sold . . . from time to time." You are not eligible to conduct a delayed offering. Rather, it appears your offering will be a "prompt and continuous" offering under Rule 415. Please revise.

15.   This section indicates that you may sell your shares at negotiated prices. You are not eligible to conduct an "at the market" offering under Rule 415. Please revise to clarify that you will only sell shares under this registration statement at the offering price indicated on your prospectus cover page, or advise. Further, we note that shares may be sold in private transactions. Please tell us the basis for your private sales concurrently with the registered shares.

16.   You state on page 14 that the company will pay all registration expenses. Please revise to clarify, if true, that you intend to use proceeds from the offering to pay such expenses, as indicated on page 13 of your filing.

Description of Business, page 17

Our Product, page 18

17.   Please expand your disclosure regarding your plans to develop a product, including whether you intend to develop your product internally or to contract with third-parties.

Our Primary Markets, page 19

18.   You refer throughout your business section to selling your product locally, working with locally-owned businesses, and advertising locally. It is not clear what market or locality you are referring to. Please revise to clarify where the company intends to conduct business.

Description of Property, page 22

19.   State the location and general character of the office utilized by the company.

Management's Discussion and Analysis or Plan of Operation, page 22

20.   Please clarify your other sources of funding referenced on page 23, including the nature of the investments referred to.

Plan of Operation, page 23

21.   Discuss what "substantially limited or contracted operations" would be given a $20,000 offering.

22.   Please provide disclosure explaining how the nature and extent of your business activities will be affected by the level of proceeds received in the offering.

23.   Please disclose the minimum proceeds from this offering necessary to satisfy your cash requirements for the next 12 months.

24.   Please explain the second sentence of the second paragraph which begins, "[u]pon successful completion of this offering, …." This disclosure suggests you will not implement your business plan unless the offering is "successful." Please explain "successful" in this context and revise your disclosure as appropriate.

Liquidity and Capital Resources, page 24

25.   Please explain the third sentence beginning, "[i]f we are successful, …." This disclosure suggests that the use of proceeds disclosure is only valid if the offering is "successful." Please explain "successful" in this context and revise your disclosure as appropriate.

Directors, Executive Officers, Promoters, and Control Persons, page 25

26.   Please expand your disclosure regarding Mr. Nichols' business experience. Briefly describe his business experience and his responsibilities as a business consultant. Clarify whether Mr. Nichols has any experience in the beverage industry, and add appropriate risk factor disclosure.

27.   Please disclose Mr. Nichols' management and controlling shareholder positions with current and prior reporting companies Wiley Rock Inc., Polycera Corp., Oiram Inc., Altadigit International Corp., and Elsinore Capital I – IV Ltd.   In addition, please disclose for each company its business plan and current status of operation. Please disclose the time periods during which these companies were delinquent in filing reports with the Commission. In this regard, Wiley Rock and Altadigit

appear to have been delinquent from 2002 – 2005, when each filed a Form 15 to deregister. The remaining companies appear to be delinquent at present. Please add an appropriate risk factor.

Conflicts of Interest, page 26

28. Please disclose and briefly describe Mr. Nichols' "other business projects," "current work interests" and "other activities."

Certain Relationships and Related Transactions, page 27

29. Provide the information required by Item 404(d) of Regulation S-K regarding Mr. Nichols' agreement to advance funds to the company, and his purchase of 12 million shares of common stock.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Louis Rambo at (202) 551-3289 or me with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mr. Jeffrey Nichols, Esq.
        fax: (800) 778-3290